Exhibit 99.1

Transition Therapeutics Announces Special Shareholder Meeting Voting Results Including
Shareholder Approval of the Plan of Arrangement with OPKO Health, Inc.

TORONTO, ON, August 25, 2016 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) is pleased to announce that the Company has received shareholder approval for the previously announced plan of arrangement involving Transition, OPKO Health, Inc., OPKO Global Holdings, Inc. and the Transition Shareholders (the “Arrangement”). A total of 24,586,901 common shares, approximately 63.4% of the outstanding common shares, were represented at the meeting of Transition Shareholders (the “Meeting”) in person or by proxy.

The Arrangement was approved by shareholders holding approximately 92.9% of the common shares of Transition who voted on the Arrangement in person or by proxy at the Meeting. In addition, the Arrangement was approved by shareholders holding a majority of the common shares of Transition who voted on the Arrangement in person or by proxy at the Meeting, after excluding the votes cast in respect of common shares held by those persons whose votes may not be included in determining minority approval pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transaction. The Arrangement is subject to final approval of the Ontario Superior Court of Justice (the “Court”). The Court hearing for the final order is scheduled to take place on August 29, 2016 and the Arrangement is expected to close on September 1, 2016. The common shares of Transition are expected to be delisted from the Toronto Stock Exchange and The NASDAQ Stock Market on or about September 1, 2016.

Further details regarding the Arrangement can be found in Transition’s information circular dated July 26, 2016 available on SEDAR at www.sedar.com.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS, metabolic diseases and androgen deficiency indications. The Company’s wholly-owned subsidiary, Transition Therapeutics Ireland Limited, has two development programs: CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome; and selective androgen receptor modulator drug candidate TT701. Transition’s lead metabolic drug candidate is TT401 for the treatment of type 2 diabetes and accompanying obesity. The Company’s shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including the receipt of court approvals, the closing of the Arrangement and the delisting of the common shares of Transition, and the expected timing thereof. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions and the information circular dated July 26, 2016 provided to Transition shareholders in connection with the Meeting, which is available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Nicole Rusaw
Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x 202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com